UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of Satyam announcing the appointment of Deloitte and KPMG dated January 14, 2009.
EX-99.2 Press release of Satyam announcing the receipt of a letter from Price Waterhouse addressed to the Board dated January 14, 2009.
Ex-99.3 Letter of Price Waterhouse addressed to the Board dated January 13, 2009.
Ex-99.4 Press release of Satyam announcing the continued search for CEO and CFO candidates dated January 14, 2009.

Other Events
On January 14, 2009, Satyam Computer Services Limited (“Satyam”) issued press releases announcing the following:
•	its newly constituted Board of Directors (the “Board”) announced the appointment of Deloitte and KPMG to assist the Board in the restatement of Satyam’s accounts;

•	on January 13, 2009, the Board received a letter from Satyam’s statutory auditors, Price Waterhouse, stating that Price Waterhouse performed audits of Satyam from the quarter ended June 30, 2000 until the quarter ended September 30, 2008 (the “Audit Period”), and notifying the Board that in view of the contents of the resignation letter of B. Ramalinga Raju, former Chairman of the Board of Directors of Satyam, Price Waterhouse’s audit reports and opinions in relation to Satyam’s financial statements for the Audit Period should no longer be relied upon; and

•	the Board continues to search for suitable candidates for Chief Executive Officer and Chief Financial Officer of Satyam to fill the vacancies caused by the resignations of B. Rama Raju, Satyam’s former Chief Executive Officer, and Srinivas V., Satyam’s former Chief Financial Officer.
A copy of the press release announcing the appointment of Deloitte and KPMG is attached hereto as exhibit 99.1 and is incorporated herein by reference. A copy of the press release announcing the receipt of a letter from Price Waterhouse addressed to the Board is attached hereto as exhibit 99.2 and is incorporated herein by reference. A copy of the letter from Price Waterhouse addressed to the Board is attached hereto as exhibit 99.3 and is incorporated herein by reference. A copy of the press release announcing the continued search for CEO and CFO candidates is attached hereto as exhibit 99.4 and is incorporated herein by reference.
Exhibits:

99.1	Press release of Satyam announcing the appointment of Deloitte and KPMG dated January 14, 2009.

99.2	Press release of Satyam announcing the receipt of a letter from Price Waterhouse addressed to the Board dated January 14, 2009.

99.3	Letter of Price Waterhouse addressed to the Board dated January 13, 2009.

99.4	Press release of Satyam announcing the continued search for CEO and CFO candidates dated January 14, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman

Name : G. Jayaraman Title : Global Head — Corp. Governance & Company Secretary

Date : January 14, 2009

EXHIBITS INDEX

99.1	Press release of Satyam announcing the appointment of Deloitte and KPMG dated January 14, 2009.

99.2	Press release of Satyam announcing the receipt of a letter from Price Waterhouse addressed to the Board dated January 14, 2009.

99.3	Letter of Price Waterhouse addressed to the Board dated January 13, 2009.

99.4	Press release of Satyam announcing the continued search for CEO and CFO candidates dated January 14, 2009.